Exhibit 99(10)

Consent of Independent Registered Public Accounting Firm

The Board of Directors of The Ohio National Life Insurance Company:

We consent to use of our reports for Ohio National Variable Account A dated April 15, 2011, and for The Ohio National Life Insurance Company and subsidiaries dated April 20, 2011 included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in post-effective amendment no. 7 to File No. 333-164075 on Form N-4. Our report covering the December 31, 2010 consolidated financial statements and schedules of The Ohio National Life Insurance Company and subsidiaries refers to a change in the method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.

/s/ KPMG LLP
Columbus, Ohio
December 22, 2011